Exhibit 99.9

TOWER ONE TO ACQUIRE ARGENTINA MASTER LEASE AGREEMENT

Vancouver, BC, Canada – May 23, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: TOWTF) (Frankfurt: A2DKQ4) (“Tower One” or the “Company”) announces it entered into a share purchase agreement to acquire 65 per cent of the issued and outstanding shares of a private Tower Company (the “Tower Company”).

The Tower Company, which owns, builds and leases Cellular Towers to the Telecom Industry in Argentina, includes a Master Lease Agreement (the ”MLA”) with a single Mobile Network Operator. The MLA in place allows for the Tower Company to be granted Cellular Search Rings, which are desired coordinates for a tower, and outlines the terms for each tower build.

The Tower Company was established in 2016 and has completed two Towers; two currently are being erected. The company is awaiting delivery of six towers from its fabricator vendor once site acquisition is completed. Additionally, the Tower Company currently has an additional 20 Cellular Search Rings that have begun site acquisition. Currently, the Tower Company has an office and staff located in Buenos Aries.

Alex Ochoa, CEO of Tower One, states: “Tower One has now solidified our position as an tower operator in Argentina and is advancing discussions with additional Mobile Network Operators. Our new Tower Company is one of five firms with an MLA in Argentina. This country is currently estimated to need over 10,000 new cellular towers in the next few years to meet the Ministry of Communication’s National plan for quality communication services.”

About Tower One Wireless Corp

Tower One Wireless was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experience strong usage growth.

Tower One Wireless focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One Wireless has assembled a decorated management team with top-tier cellular development experience with one of South America's largest tower developers. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion in Latin America.

We seek Safe Harbor.

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless.com

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning Tower One Wireless Corp has been provided for inclusion herein by Tower One Wireless Corp. Although the Company has no knowledge that would indicate that any information contained herein concerning T1 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.